

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

Via E-mail
Soohyung Kim
Manager
ALST Casino Holdco, LLC
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re:** **ALST Casino Holdco, LLC**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed September 23, 2011**
> **File No. 000-54480**

Dear Mr. Kim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Chapter 11 Reorganization, page 2

1. We note your response to comment 16 in our letter dated September 6, 2011 and your disclosure on page 4 that a condition to the consummation of the Plan is that all actions necessary to implement the plan have been effected. Given your response to our comment, please revise this section to briefly elaborate on the corporate actions which still need to be effected in order to consummate the Plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Aliante Gaming

Overview, page 27

2.   We note your response to comment 11 in our letter dated September 6, 2011 and that you use EBITDA, internally, as one of your performance measures. Please note that you should identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage the business and that would be material to investors. See Section I.B of Commission Interpretive Release No. 33-8350 (2003). Given this, we reissue our prior comment. Please provide a discussion of your key performance indicators or provide additional analysis as to why these indicators are not useful to an investor's understanding of your financial condition.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

3. Pro Forma Adjustments, page F-35

3.   We note your adjustment h. Please revise your filing to disclose how this amount is calculated.

4.   We note your adjustment j. Please tell us how you complied with Article 11 of Regulation S-K, or tell us how you determined it was appropriate to record an adjustment for this item. Within your response, please ensure that you address how this adjustment is directly attributable to the transaction, factually supportable and has a continuing effect.

Exhibits

5.   We note your response to comment 5 in our letter dated September 6, 2011 and that you are the beneficiary of several slot machine participation leases. To the extent that these agreements are material, please file these agreements pursuant to Item 601(b)(10) of Regulation S-K.

6.   It appears that you have not responded to comment 22 in our letter dated September 6, 2011. Please provide a response to this comment in your next correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody at (202) 551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Gregory A. Ezring
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        Via E-Mail